UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 22, 2018

(Date of Report (Date of earliest event reported))

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2090 N. Kolb Road, Ste 120 Tucson, AZ 85715	20009
(Address of principal executive offices)	(ZIP Code)

Tel: (888) 444-2102

(Registrant’s telephone number, including area code)

Class A Units of Membership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition and Sale of Units

Acquisition of Assets from Secured Real Estate Income Fund, I, an Affiliated Entity in exchange for Membership Units in the Company

Pursuant to a Subscription and Contribution Agreement (“SREIF Agreement”) dated and effective as of  February 20, 2018, between Secured Real Estate Income Strategies, LLC, a Delaware limited liability company (the “Company”) and Secured Real Estate Income Fund, I, LLC (“SREIF”), SREIF subscribed for and acquired 21,542.66 units of limited liability company membership interests in the Company (“Units”) in exchange for the transfer of two loans (“SREIF Loans”) with an aggregate unpaid balance of $215,426.60, each evidenced by promissory notes (“SREIF Notes”) and a mortgage or deed of trust or Mezzanine Loan Agreement (“SREIF Security Instruments”) in one or more non-owner occupied real properties.  In addition, pursuant to a Subscription and Contribution Agreement (“GSCM Agreement,” and together with the SREIF Agreement, the “Subscription Agreements”) dated and effective as of  February 20, 2018, between the Company and Good Steward Capital Management, Inc. (“GSCM”), GSCM subscribed for and acquired 63,066.666 Units in exchange for the transfer of  two  loans (“GSCM Loans,” and together with the SREIF Loans, the “Transferred Loans”) with an aggregate unpaid balance of $630,666.66, each evidenced by promissory notes (“GSCM Notes,” and together with the SREIF Notes, the “Transferred Notes”) and a mortgage or deed of trust  (“GSCM Security Instruments,” and, together with the SREIF Security Instruments, the “Transferred Security Instruments”) in one or more non-owner occupied real properties.

The purchase price paid by both SREIF and GSCM is $1.00 per Unit.  The valuation of the Transferred Loans for purpose of determining the purchase price of the Purchased Interests is based on the outstanding principal balance, plus all accrued but unpaid interest, fees, expenses, penalties, interest and equity sharing and other amounts due on the date of valuation.  As of the Effective Date, none of the Transferred Loans are in default.

SREIF is an affiliate of the Company and GSMC is the Investment Manager for the Company is also the investment manager for SREIS.  The above transactions were facilitated by the Managing Member.

As of the date of the Subscription Agreements (the “Effective Date”), the Company will manage the Transferred Loans as part of its asset portfolio.

 Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 19, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SECURED REAL ESTATE INCOME STRATEGIES, LLC

By:	GCA Equity Partners, LLC
Its:	Manager

By:	/s/ Thomas P. Braegelmann
Name:	Thomas Braegelmann
Title:	Manager

Date: February 21, 2018

Exhibits

Exhibits 9.1SREIF Subscription and Contribution Agreement

Exhibits 9.2GSCM Subscription and Contribution Agreement